Exhibit 12(a)

THE EMPIRE DISTRICT ELECTRIC COMPANY CONSOLIDATED S.E.C. COVERAGES - 2010	SEP
Earnings from Continuing Ops Before Provision for Income	$102,284,792
Taxes and Fixed Charges (Note A), for 9 months ended

Fixed Charges:
Interest on Long-Term Debt	31,324,924
Interest on Commercial Paper	603,912
Interest on Notes Payable to Securitization Trust	2,089,583
Other Interest	(1,288,428)
Rental Expense Representative of	4,278,711
an Interest Factor (Note B)
Total Fixed Charges	$37,008,702

Ratio of Earnings to Fixed Charges	2.76

Note A:
For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

Note B:	One-third of rental expense (which approximates the interest factor).